                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE TO/A

        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                 Amendment No. 1

                      VMS NATIONAL PROPERTIES JOINT VENTURE
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                        AIMCO Properties, L.P. -- Offeror
--------------------------------------------------------------------------------
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                            Limited Partnership Units
--------------------------------------------------------------------------------
                           (Title of Class Securities)

                                      None
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                       (CUSIP Number of Class Securities)

                                 Patrick J. Foye
                            Executive Vice President
                   Apartment Investment And Management Company
                           Colorado Center, Tower Two
                   2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8081
--------------------------------------------------------------------------------
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:

                                Gregory M. Chait
                               Katherine M. Koops
                     Powell, Goldstein, Frazer & Murphy LLP
                   191 Peachtree Street, N.E., Sixteenth Floor
                             Atlanta, Georgia 30303
                                 (404) 572-6600

                            Calculation of Filing Fee

Transaction valuation*                                     Amount of filing fee
----------------------                                     --------------------
$859,539                                                   $171.91**


* For purposes of calculating the fee only. This amount assumes the purchase of 570 units of limited partnership interest of VMS National Residential Portfolio I for $1,082 per unit and 225.44 units of limited partnership interest of VMS National Residential Portfolio II for $1,077 per unit. The amount of the filing fee equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

** Previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $                                Filing Party:

Form or Registration No.:                                 Date Filed:

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X] third-party tender offer subject to Rule 14d-1     [ ] going-private transaction subject to Rule 13e-3

         [ ] issuer tender offer subject to Rule 13e-4          [ ] amendment to Schedule 13D under Rule 13d-2


Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                             TENDER OFFER STATEMENT

         This Final Amendment to the Tender Offer Statement on Schedule TO relates to the tender offer by AIMCO Properties, L.P., a Delaware limited partnership, to purchase outstanding units of limited partnership interest of VMS National Residential Portfolio I ("VMS I") and VMS National Residential Portfolio II ("VMS II") (both participants in VMS National Properties Joint Venture and Illinois limited partnerships), at a price of $1,082 per unit and $1,077 per unit, respectively, subject to the conditions set forth in the Offer to Purchase dated October 18, 2001, and in the related Letters of Transmittal and Acknowledgment and Agreements, which, as amended and supplemented from time to time, together constitute the tender offer.

         At midnight, New York time, on November 14, 2001, the offer expired pursuant to its terms. A total of 21.50 units of limited partnership interest of VMS I and 6.33 units of limited partnership interest of VMS II, were validly tendered and not withdrawn pursuant to the offer. AIMCO Properties, L.P., has accepted for payment all of those units as of November 30, 2001 at a price of $1,082 per unit of VMSI and $1,077 per unit of VMS II.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 10, 2001
                                             AIMCO PROPERTIES, L.P.

                                             By: AIMCO-GP, INC.
                                                      (General Partner)

                                             By: /s/Patrick J. Foye
                                                 -------------------------------
                                                 Executive Vice President


                                             AIMCO-GP, INC.

                                             By: /s/Patrick J. Foye
                                                 -------------------------------
                                                 Executive Vice President


                                             APARTMENT INVESTMENT
                                             AND MANAGEMENT COMPANY

                                             By: /s/Patrick J. Foye
                                                 -------------------------------
                                                 Executive Vice President